Exhibit 99.49

SANDSTORM

News Release

Sandstorm Gold Provides Production Update For Luna Gold's Aurizona Mine

Vancouver, British Columbia, September 6, 2011 – Sandstorm Gold Ltd. ("Sandstorm") (TSX-V: SSL) is pleased to announce that gold production has reached feasibility levels at the Aurizona Mine operated by Luna Gold Corp. ("Luna") (TSXV-LGC). Gold production for the month of August 2011 was 5,018 ounces.

Sandstorm President and CEO Nolan Watson commented, "We are excited to see a ramp up to feasibility levels occur at Aurizona. The progress made over the last several months can be attributed to mine process changes and excellent management practices of the Luna Gold team."

2011 Production Table:

	Apr 11	May 11	Jun 11	July 11	Aug 11
Processed ore – tonnes	32,465	82,654	95,416	111,783	144,728
Average grade processed – g/t	1.02	1.32	1.31	1.20	1.29
Average recovery rate %	63	61	69	82	88
Gold produced (ounces)	671	2,123	2,766	3,380	**5,018**

Note – These production statistics are unaudited and may be subject to change.

In accordance with Sandstorm's gold purchase agreement with Luna, Sandstorm is entitled to purchase 17% of the life of mine gold produced from the Aurizona Mine at a per ounce price equal to the lesser of US$400 and the then prevailing market price.

ABOUT SANDSTORM GOLD Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process. Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd. For more information visit: http://www.sandstormgold.com. Cautionary Note Regarding Forward-Looking Information Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION Sandstorm Gold Ltd. Nolan Watson, President and Chief Executive Officer (604) 689-0234 Investor Relations Contact Denver Harris (604) 628-1178 Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.